UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CYBEX INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23252E 10 6

(CUSIP Number)

James H. Carll, Esq.

Archer & Greiner, One Centennial Square, Haddonfield, NJ 08033

(856-795-2121)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP NO. 23252E 10 6

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

UM Holdings Ltd. 22-1982496
2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization

New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

Zero
(8) Shared Voting Power

Zero
(9) Sole Dispositive Power

Zero
(10) Shared Dispositive Power

Zero

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)

0.00%
14)	Type of Reporting Person (See Instructions)

HC and CO

(Continued on the following pages)

CUSIP NO. 23252E 10 6

1)	Name of Reporting Person S.S. or I.R.S. Identification Nos. of Above Person (Entities Only)

UM Equity Corp. 22-3344565
2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

4,419,011
(8) Shared Voting Power

Zero
(9) Sole Dispositive Power

4,419,011
(10) Shared Dispositive Power

Zero

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

4,419,011
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)

26.1% (based upon the outstanding shares as indicated in Cybex International, Inc.’s most recent SEC filing and adjusted to reflect 1,750,000 shares issued by Cybex in its recent underwritten public offering)

14)	Type of Reporting Person (See Instructions)

CO

CUSIP NO. 23252E 10 6

1)	Name of Reporting Person S.S. or I.R.S. Identification Nos. of Above Person (Entities Only)

UM Investment Corp. 51-0266463
2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

120,200
(8) Shared Voting Power

Zero
(9) Sole Dispositive Power

120,200
(10) Shared Dispositive Power

Zero

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

120,200
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)

0.7% (based upon the outstanding shares as indicated in Cybex International, Inc.’s most recent SEC filing and adjusted to reflect 1,750,000 shares issued by Cybex in its recent underwritten public offering)

14)	Type of Reporting Person (See Instructions)

CO

CUSIP NO. 23252E 10 6

1)	Name of Reporting Person S.S. or I.R.S. Identification Nos. of Above Person (Entities Only)

John Aglialoro
2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

750,000
(8) Shared Voting Power

Zero
(9) Sole Dispositive Power

750,000
(10) Shared Dispositive Power

Zero

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

750,000
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)

4.4% (based upon the outstanding shares as indicated in Cybex International, Inc.’s most recent SEC filing and adjusted to reflect 1,750,000 shares issued by Cybex in its recent underwritten public offering)

14)	Type of Reporting Person (See Instructions)

IN

CUSIP NO. 23252E 10 6

1)	Name of Reporting Person S.S. or I.R.S. Identification Nos. of Above Person (Entities Only)

Joan Carter
2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

750,000
(8) Shared Voting Power

Zero
(9) Sole Dispositive Power

750,000
(10) Shared Dispositive Power

Zero

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

750,000
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)

4.4% (based upon the outstanding shares as indicated in Cybex International, Inc.’s most recent SEC filing and adjusted to reflect 1,750,000 shares issued by Cybex in its recent underwritten public offering)

14)	Type of Reporting Person (See Instructions)

IN

The Statement on Schedule 13-D dated May 23, 1997, as heretofore amended (the “Schedule 13-D”), is hereby further amended as follows:

Item 2 - Identity and Background.

Schedule I to the Schedule 13-D, incorporated by reference in Item 2 of the Schedule 13-D, is hereby amended to (i) indicate that the principal occupation of Mr. Hicks is Executive Vice President, Chief Operating Officer and Chief Financial Officer of Cybex International, Inc. (“Cybex”), and (ii) remove the reference to Mr. Mersky.

Item 4 - Purpose of Transactions.

Item 4 of the Schedule 13-D is hereby amended by adding the following additional paragraph:

“The transactions reported in this Amendment No. 4 were pursuant to an underwritten public offering of the shares of Cybex Common Stock. UME has granted to the underwriters in connection with such offering a thirty-day option to purchase up to an additional 262,500 shares of Cybex Common Stock.”

Item 5- Interest in Securities of the Issuer.

Item 5 of the Schedule 13-D is hereby amended to read in its entirety as follows:

“UME owns 4,419,011 shares of the Common Stock, representing 26.1% of the outstanding Common Stock (all percentages set forth herein being based upon the outstanding shares as indicated in Cybex’s most recent available filing with the Securities and Exchange Commission and adjusted to reflect 1,750,000 shares issued by Cybex in its recent underwritten public offering).

“UMI owns 120,200 shares of the Common Stock, representing 0.7% of the outstanding Common Stock.

“John Aglialoro owns 750,000 shares of the Common Stock, representing 4.4% of the outstanding Common Stock.

“Joan Carter owns 750,000 shares of the Common Stock, representing 4.4% of the outstanding Common Stock.

“Each of UME, UMI, Mr. Aglialoro and Ms. Carter possesses the sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares of Common Stock owned by it.

“Neither UM, UME, UMI, Mr. Aglialoro nor Ms. Carter nor, to the best of their respective knowledge, any of the persons listed on Schedule I to the Schedule 13-D beneficially owns any shares of the Common Stock, except (i) as listed above, (ii) 37,154 shares owned by Mr. Carll, (iii) options to acquire 75,000 shares held by Mr. Hicks, and (iv) 8,021 shares owned by Mr. Hicks.

“On May 17, 2006, UME sold 1,535,245 shares of Cybex Common Stock, John Aglialoro sold 181,601 shares of Common Stock, and Joan Carter sold 33,154 shares of Common Stock. Each sale was at a sale price of $5.50 per share and was in connection with an underwritten public offering of Cybex Common Stock in which Oppenheimer & Co. acted as representative of the several underwriters.”

Item 6 - Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13-D is amended by adding the following paragraph:

“Cybex, UM, Mr. Aglialoro and Ms. Carter entered into the Underwriting Agreement dated May 16, 2006 (the “Underwriting Agreement”) with Oppenheimer & Co. as representative of the Underwriters named in Schedule A thereof, pursuant to which UME, Mr. Aglialoro and Ms. Carter effectuated the May 17, 2006 sale transactions described in Item 5 above. Pursuant to the Underwriting Agreement, the Underwriters have been granted a 30-day option to purchase up to an additional 262,500 shares of Cybex Common Stock from UME.”

Item 7 - Material to be Filed as Exhibits.

Exhibit 1 - Underwriting Agreement, dated May 16, 2006, among Cybex International, Inc., the Selling Stockholders named therein, and Oppenheimer & Co., as representative of the several Underwriters (incorporated by reference to Exhibit 1 to Amendment No. 2 to the Registration Statement on Form S-1 filed May 15, 2006).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2006	/s/ John Aglialoro
John Aglialoro,
Individually and as Chairman,
UM Holdings Ltd., UM Equity Corp.
and UM Investment Corporation

/s/ Joan Carter
Joan Carter, Individually